Free Writing Prospectus

Filed Pursuant To Rule 433

Registration No. 333-221842

June 29, 2018

Pinch Pennies With a New Gold ETF

By Todd Shriber | June 27, 2018 — 10:00 AM EDT

Investors looking for a more cost-effective avenue for investing in gold have a new exchange-traded fund (ETF) to consider following Tuesday’s debut of the SPDR Gold MiniShares Trust (GLDM) The SPDR Gold MiniShares Trust is the latest product in the long-running partnership between State Street Global Advisors (SSgA) and the World Gold Council (WGC), the groups behind the SPDR Gold Shares (GLD). GLD is the largest gold ETF in the world by assets and the largest commodities ETF trading in the U.S.

“GLDM will be initially listed at a per-share trading price of 1/100th of an ounce of gold, as represented by the LBMA Gold Price PM,” according to a statement issued by SSgA and the WGC. By comparison, ownership of one GLD share represents one-tenth of an ounce of gold. The differences do not end there. GLDM’s annual expense ratio is just 0.18%, or $18 on a $10,000 position. That is less than half the 0.40% annual fee found on GLD. That makes GLDM the least expensive gold ETF currently trading in the U.S.

“GLDM offers the lowest available total expense ratio among all gold exchange-traded products, with a net and gross expense ratio of 0.18 percent,” according to the statement.

While GLD is the world’s largest ETF backed by physical holdings of gold, the ETF faces competition from lower-cost rivals. For example, the iShares Gold Trust (IAU) has an annual fee of just 0.25%. As has been proven time and again in the world of ETFs, fees matter. This year, investors have pulled $620.22 million from GLD, but IAU has seen $1.26 billion in inflows.

Due to its robust liquidity and tight bid/ask spreads, GLD is a favorite commodities ETF among professional traders and institutional investors, likely explaining why SSgA and the WGC opted to introduce GLDM rather than paring GLD’s expense ratio.

“For many investors, costs associated with buying and selling the shares in the secondary market and the payment of GLDM’s ongoing expenses will be lower than the costs associated with buying and selling gold bullion and storing and insuring gold bullion in a traditional allocated gold bullion account,” according to SSgA.

SPDR® Gold MiniSharesSM Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.